Exhibit 99.1

C3is ANNOUNCES AGREEMENT TO ACQUIRE HANDYSIZE BULK CARRIER FROM AN AFFILIATED COMPANY.

Athens, Greece, April 12, 2024 – C3is Inc. (Nasdaq: CISS) (the “Company”) announced today that it has entered into an agreement to acquire the Bulk Carrier Eco Spitfire for $16.19 million from Brave Maritime, an affiliated company.

The Eco Spitfire, a Marshall Islands registered vessel, was built at a Japanese ship yard in 2012, and has a cargo carrying capacity of approximately 33,664 dwt.

Payment of 10% of the purchase price will be effected within April 2024, with the remaining balance due by the 10th of April 2025, at the latest.

The vessel is currently trading under a time charter, scheduled to expire at the beginning of May 2024.

The transaction with Brave Maritime Inc., which is an affiliated company, was approved by the Company’s audit committee comprising of independent directors.

About C3is Inc.

C3is Inc. is a ship-owning company providing seaborne transportation services, including major national and private industrial users, commodity producers and traders.

Following the acquisition of the Eco Spitfire, the Company will own a fleet of 3 Handysize Bulk Carriers with a capacity of 97,664 dwt, and one Aframax oil tanker of 115,800 dwt, resulting in a total fleet capacity of 213,464 dwt.

C3is Inc.’s common shares are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts, including in relation to the delivery date for the vessel being acquired and the financing of the remaining purchase price. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to fund the remaining purchase price for the acquired vessel, the risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah - CFO

C3is INC.

00-30-210-6250-001

E-mail: info@C3is.pro